Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

13th September 2005

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated 12 September 2005 in connection with the Connected Transaction of the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

dw 9/21

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock code: 0017)

New World China Land Limited
新世界中國地產有限公司
(Incorporated in the Cayman Islands with limited liability)
(Stock code: 0917)

CONNECTED TRANSACTION INVOLVING ACQUISITION OF 10% INTEREST IN RAMADA PROPERTY LTD.

The respective board of directors of NWD and NWC announced that NWDC, a wholly-owned subsidiary of NWC, had entered into an agreement with Shun Hing relating to the acquisition of 10% interest in Ramada Property and the related shareholder's loan for a combined consideration of USD12,095,269.62 and HKD17,014,050.74 (equivalent to an aggregate consideration of about HK$111,357,154).

After the acquisition, the beneficial interest of NWDC in the issued share capital of Ramada Property will be increased from 65% to 75%.

Shun Hing is a connected person of NWC by virtue of its shareholding in Ramada Property. Ramada Property is also 20% held by a company wholly-owned by Mr. Doo who is a connected person of NWD and NWC. The acquisition therefore constitutes a connected transaction for NWD and NWC under the Listing Rules.

As each of the relevant percentage ratio as defined in Rule 14A.10 of the Listing Rule is less than 2.5%, the transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules.

THE AGREEMENT DATED 12TH SEPTEMBER, 2005

Parties:

Purchaser: NWDC, a company incorporated in Hong Kong, being a direct wholly-owned subsidiary of NWC

Vendor: Shun Hing, an investment holding company incorporated in Hong Kong. Shun Hing is the beneficial and registered owner of the Sale Shares and the Sale Debt

The acquisition

Pursuant to the Agreement, NWDC has unconditionally agreed to acquire the Sale Shares, representing 10% of the total issued share capital of Ramada Property, together with the Sale Debt from Shun Hing, which Shun Hing has unconditionally agreed to dispose.

Ramada Property

Ramada Property was incorporated in British Virgin Islands on 10th January, 1996 with an issued share capital of USD1,000 divided into 1,000 shares of US$1 each. At the date of the Agreement, Ramada Property was owned as to (i) 65% by NWDC, (ii) 10% by Shun Hing, (iii) 20% by Stanley Enterprises Limited which is a company wholly owned by Mr. Doo, and (iv) 5% by an independent third party. Upon completion of the Agreement, Ramada Property will be 75% owned by NWDC. Ramada Property is accounted for as a subsidiary of NWC both before and after the acquisition.

The sole asset of Ramada Property is the holding of 99.81% attributable interest in Shanghai Ramada, a co-operative joint venture company incorporated in the PRC. The principal business of Shanghai Ramada is the holding of the entire interest in Shanghai Ramada Plaza located at No. 1555, Dingxi Road, Changning District, Shanghai, the PRC.

The unaudited consolidated net asset value of Ramada Property as at 31st December, 2004 was HK$724.4 million. The audited consolidated net loss (both before and after taxation and extraordinary items) of Ramada Property for the years ended 30th June, 2003 and 30th June, 2004 was HK$84,714,944 and HK$31,749,218 respectively.

Consideration and payment

The combined consideration payable by NWDC to Shun Hing for acquisition of the Sale Shares and the Sale Debt under the Agreement was USD12,095,269.62 and HKD17,014,050.74 (equivalent to an aggregate consideration of about HKD111,357,154) which will be financed by internal resources of NWC and payable by NWDC by cashier order or bank draft on 13th September, 2005.

REASONS FOR THE TRANSACTION

The core businesses of NWD include property, infrastructure, services as well as telecommunications and technology. NWC is principally engaged in property development and property related investment in the PRC.

The respective board of directors of NWD and NWC considers that the business environment in Shanghai will remain strong and stable, thus, the acquisition of further shareholding in Ramada Property represents a good opportunity for NWC to acquire further interest and control in Shanghai Ramada. The sole business of Shanghai Ramada is the operation of Shanghai Ramada Plaza comprising a 24-storey commercial/residential/hotel composite building surmounting a 6-level commercial/carparking podium and 3-level basements with a total gross floor of approximately 50,000 square metres, which is a stable source of rental revenue to NWC.

The terms of the Agreement are arrived at after arm's length negotiation between Shun Hing and NWDC. The consideration is determined by reference to the principal amount of the Sale Debt and the net asset value of Ramada Property. The respective board of directors (including the independent non-executive directors) of NWD and NWC considers that the Agreement is on normal commercial terms and is fair and reasonable so far as their respective company and shareholders are concerned and the Agreement is in the interest of NWD and NWC.

GENERAL

Shun Hing is a connected person of NWC by virtue of its shareholding in Ramada Property. Ramada Property is also 20% held by Stanley Enterprises Limited wholly-owned by Mr. Doo who is a connected person of NWD and NWC. The acquisition contemplated under the Agreement therefore constitutes a connected transaction for NWD and NWC under the Listing Rules. As each of the relevant percentage ratio as defined in Rule 14A.10 of the Listing Rule is less than 2.5%, the transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules.

TERMS USED IN THIS ANNOUNCEMENT

Unless the context otherwise requires, capitalized terms used in this announcement shall have the following meanings:

"Agreement"	an agreement dated 12th September, 2005 made between NWDC as purchaser and Shun Hing as vendor relating to the sale and purchase of the Sale Shares and the Sale Debt
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Mr. Doo"	Mr. Doo Wai Hoi, William, an executive director of NWC and is the beneficial owner of several corporate substantial shareholders of certain subsidiaries of NWC. Mr. Doo is the son-in-law of Dato' Dr. Cheng Yu-tung, director of NWD, and is also the brother-in-law of Dr. Cheng Kar-shun, Henry and Mr. Cheng Kar-shing, Peter, directors of NWD and NWC
"NWC"	New World China Land Limited, a company incorporated in the Cayman Islands, the shares of which are listed on The Stock Exchange of Hong Kong Limited
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong, the shares of which are listed on The Stock Exchange of Hong Kong Limited
"NWDC"	New World Development (China) Limited, a company incorporated in Hong Kong and wholly-owned by NWC
"PRC"	the People's Republic of China
"Ramada Property"	Ramada Property Ltd.
"Sale Debt"	Shareholder's loan in the principal amount of USD9,719,074.15 and HK$16,680,368.89
"Sale Shares"	100 ordinary shares of US$1 each in Ramada Property, representing 10% of the total issued share capital of Ramada Property
"Shanghai Ramada"	Shanghai Ramada Plaza Ltd., a co-operative joint venture company established in the PRC, which is owned by Ramada Property and an independent PRC joint venture partner as to 99.81% and 0.19% respectively
"Shun Hing"	Shun Hing China Investment Limited, vendor of the Sale Shares and the Sale Debt
"%"	per cent.

By order of the board of
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

By order of the board of
New World China Land Limited
Chow Yu-chun, Alexander
Company Secretary

Hong Kong, 12th September, 2005

At the date of this announcement: (a) the executive directors of NWD are Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Messrs. Liang Chong-hou, David and Leung Chi-kin, Stewart; (b) the non-executive directors of NWD are Messrs. Cheng Yue-pui, Cheng Kar-shing, Peter, Chow Kwai-cheung, Ho Hau-hay, Hamilton and Liang Cheung-biu, Thomas, and (c) the independent non-executive directors of NWD are Lord Sandberg, Michael, Mr. Yeung Ping-leung, Howard, Dr. Cha Mou-sing, Payson (alternate director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor) and Mr. Lee Luen-wai, John.

At the date of this announcement, (a) the executive directors of NWC are Dr. Cheng Kar-shun, Henry, Messrs. Doo Wai-hoi, William, Cheng Kar-shing, Peter, Leung Chi-kin, Stewart, Chow Kwai-cheung, Chow Yu-chun, Alexander and Fong Shing-kwong, Michael; (b) the non-executive director of NWC is